Exhibit 3.12

CERTIFICATE OF CORRECTION

OF

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

T3 DEFENSE INC.

T3 Defense Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is T3 Defense Inc.

SECOND: A Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 13, 2026 (the “Certificate of Amendment”) and the Certificate of Amendment is an inaccurate record of the action therein referred to and the Certificate of Amendment requires nullification as permitted by Section 103 of the DGCL.

THIRD: The inaccuracy is that the Certificate of Amendment reflected an inaccurate ratio for the Reverse Stock Split, as defined in such Certificate of Amendment. The Certificate of Amendment was filed as the result of an administrative error. A Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 15, 2026 as an accurate record of the action therein referred to.

FOURTH: The Certificate of Amendment deemed null and void and shall be of no further force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be executed by its duly authorized officer this 27th day of August 2026.

T3 DEFENSE INC.

By:	/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	Chief Executive Officer